EXHIBIT 99.1

Innate Pharma Announces €15m Investment By Sanofi

Marseille, France, April 24, 2025, 7:00 AM CEST

•Investment is in addition to the ongoing partnership as shared previously, including continuing the development of BCMA targeting ANKET® program in autoimmune indications, and more

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announces a €14,999,998.59 capital increase subscribed by Sanofi.
As announced on April 23, 2025, and given the satisfactory market conditions, Sanofi has agreed to subscribe to 8,345,387 new ordinary shares of Innate, at a price of €1.7974 per share, representing a total capital increase of €14,999,998.59 (€417,269.35 in nominal amount and €14,582,729.24 of issue premium).
The subscription price of €1.7974 per share (€0.05 in nominal amount and €1.7474 of issue premium) is equal to the daily volume-weighted average price of the ordinary shares of Innate on the regulated market of Euronext in Paris on April 23, 2025.
“We welcome Sanofi’s strategic investment in Innate, which further reinforces the strength of our collaboration. The proceeds from this capital increase will be used for general corporate purposes, including extending our cash runway to support continued pipeline execution and long-term value creation”, said Jonathan Dickinson, Chief Executive Officer of Innate Pharma.
This capital increase is to be completed pursuant to the 22nd resolution of the combined general meeting of shareholders of Innate held on 23 May 2024.
Closing of the capital increase is expected to take place on April 25, 2025. The newly issued shares will be admitted to trading on the regulated market of Euronext in Paris on the same day.

The tables below set out the Company’s shareholding, based on the information available to Innate as of the date of this press release, before and after the closing of the capital increase:

Before closing

Shareholder	Nb of Shares[1]	%	Nb of voting rights[2]	%
Novo Nordisk A/S	9,817,546	11.71%	9,817,546	11.60%
Medimmune Limited	7,485,500	8.93%	7,485,500	8.85%
Bpifrance Participations	6,389,406	7.62%	6,389,406	7.55%
Members of the Executive Board, Supervisory Board and Leadership Team	846,944	1.01%	911,444	1.08%
Treasury shares	18,575	0.02%	0	0%
Public	59,286,440	70.71%	59,995,085	70.92%
Total	83,844,411	100%	84,598,981	100%

1 Ordinary shares and 2016 and 2017 free preference shares
2 See Innate’s published number of shares and voting rights

After closing

Shareholder	Nb of Shares[1]	%	Nb of voting rights[2]	%
Novo Nordisk A/S	9,817,546	10.65%	9,817,546	10.56%
Sanofi-Aventis Participations	8,345,387	9.05%	8,345,387	8.98%
Medimmune Limited	7,485,500	8.12%	7,485,500	8.05%
Bpifrance Participations	6,389,406	6.93%	6,389,406	6.87%
Members of the Executive Board, Supervisory Board and Leadership Team	846,944	0.92%	911,444	0.98%
Treasury shares	18,575	0.02%	0	0%
Public	59,286,440	64.31%	59,995,085	64.55%
Total	92,189,798	100%	92,944,368	100%

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC) and monoclonal antibodies (mAbs).

Innate’s portfolio includes several ANKET® drug candidates to address multiple tumor types as well as IPH4502, a differentiated ADC in development in solid tumors. In addition, anti-KIR3DL2 mAb lacutamab is developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, and anti-NKG2A mAb monalizumab is developed with AstraZeneca in non-small cell lung cancer.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com.

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Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimers, forward-looking information, risk factors

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

This press release does not constitute an offer of securities for sale in the United States of America. Any purchase of securities will be done in an “offshore transaction” as defined in Regulation S pursuant to the Securities Act of 1933, as amended. Securities may not be offered or sold in the United States of America absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Innate Pharma does not intend to register securities or conduct a public offering in the United States of America.

Contacts
For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu